Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-279157

PROSPECTUS

CYCLACEL PHARMACEUTICALS, INC.

15,204,972 Shares of Common Stock

The selling stockholders named in this prospectus may use this prospectus to offer and resell from time to time up to 15,204,972 shares of our common stock, par value $0.001 per share, which are comprised of (i) 145,000 shares (the “Shares”) of our common stock issued in a private placement on May 2, 2024 (the “Private Placement”), pursuant to that certain Securities Purchase Agreement by and among us and an institutional accredited investor, dated as of April 30, 2024 (the “Securities Purchase Agreement”), (ii) 4,823,945 shares (the “Pre-funded Warrant Shares”) of our common stock issuable upon the exercise of the pre-funded warrants (the “Pre-funded Warrants”), (iii) 4,968,945 shares (the “Series A Warrant Shares”) of our common stock issuable upon exercise of series A warrants (the “Series A Warrants”), (iv) 4,968,945 shares (the “Series B Warrant Shares” and together with the Pre-funded Warrant Shares and the Series A Warrant Shares, the “Warrant Shares” and collectively with the Shares, the “Registrable Securities”) of our common stock issuable upon exercise of series B warrants (the “Series B Warrants” and together with the Series A Warrants, the “Common Stock Warrants” and together with the Pre-funded Warrants, the “Warrants”) issued in the Private Placement pursuant to the Securities Purchase Agreement and (iv) 298,137 shares (the “Placement Agent Warrant Shares”) of our common stock issuable upon the exercise of the placement agent warrants (the “Placement Agent Warrants”) issued in connection with the Private Placement.

The Shares, the Warrant Shares and the Warrants were issued to the investor in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Placement Agent Warrants and the Placement Agent Warrant Shares were issued to the placement agent in reliance upon the exemption from the registration requirements in Section 4(a)(2) of the Securities Act. We are registering the offer and resale of the Shares and Warrant Shares to satisfy the provisions of that certain registration rights agreement, dated April 30, 2024 (the “Registration Rights Agreement”), pursuant to which we agreed to register the resale of the Shares and the Warrant Shares.

We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. We will, however, receive the net proceeds of any Warrants or Placement Agent Warrants exercised for cash.

The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The registration of the shares of common stock on behalf of the selling stockholders, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares under this registration statement or at any time in the near future. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 27.

The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein and all costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering or costs, expenses, and fees in connection with the registration of the shares of common stock described in this prospectus. We will pay the expenses of registering the shares.

Our common stock is traded on The Nasdaq Capital Market under the symbol “CYCC.” On May 10, 2024, the last reported sale price of our common stock was $2.27 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

An investment in our common stock involves a high degree of risk. See “Risk Factors” on page 5 of this prospectus for more information on these risks.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2024

i

You should read this prospectus and any applicable prospectus supplement before making an investment in the securities of Cyclacel Pharmaceuticals, Inc. See “Where You Can Find More Information” for more information. You should rely only on the information contained in this prospectus or a prospectus supplement. The Company has not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that information contained in this prospectus, or in any prospectus supplement, is accurate only as of any date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise noted in this prospectus, “Cyclacel Pharmaceuticals,” “Cyclacel,” “the Company,” “we,” “us,” “our” and similar terms refer to Cyclacel Pharmaceuticals, Inc.

Smaller Reporting Company - Scaled Disclosure

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as indicated herein, we have elected to comply with the scaled disclosure requirements applicable to “smaller reporting companies,” including providing two years of audited financial statements.

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. It may not contain all the information important to making an investment decision. You should read the following summary together with the more detailed information regarding our Company and the securities being sold in this offering, including in the section titled “Risk Factors” and other information incorporated by reference herein.

Business Overview

We are a clinical-stage biopharmaceutical company working to develop innovative cancer medicines based on cell cycle, transcriptional regulation, epigenetics and mitosis biology. We are a pioneer company in the field of cancer cell cycle biology with a vision to improve patient healthcare by translating insights in cancer biology into medicines that can overcome resistance and ultimately increase a patient’s overall survival.

The transcriptional regulation program is evaluating fadraciclib, a CDK2/9 inhibitor, in solid tumors and hematological malignancies. The epigenetic/anti-mitotic program is evaluating plogosertib (or plogo), a PLK1 inhibitor, in solid tumors and hematological malignancies. Our strategy is to build a diversified biopharmaceutical business based on a pipeline of novel drug candidates addressing oncology and hematology indications.

We have retained rights to commercialize our clinical development candidates and our business objective is to enter into selective partnership arrangements with these programs. Substantially all our efforts to date have been devoted to performing research and development, conducting clinical trials, developing and acquiring intellectual property, raising capital and recruiting and training personnel.

Fadraciclib Phase 1/2 Study in Advanced Solid Tumors and Lymphoma (065-101; NCT#04983810)

The ongoing study is an open-label, multicenter, Phase 1/2 registration-directed trial using a streamlined design. Phase 1 explores both schedule and escalating doses of oral fadraciclib as a single-agent in a 28-day cycle with a primary objective of identifying maximum tolerated dose or MTD and/or the recommended Phase 2 dose or RP2D. Once RP2D has been established, the trial will enter proof-of-concept, cohort stage, using a Simon 2-stage design, where single agent fadraciclib will be administered to patients in up to eight cohorts defined by histology or molecular subtype thought to be sensitive to the drug’s mechanism of action and informed by the clinical activity of fadraciclib in previous studies. A basket cohort will enroll patients with mechanistically relevant biomarker, including CDKN2A and/or CDKN2B mutation or deletion, MCL1, MYC and/or cyclin E overexpression or amplification, regardless of histology. Other cohorts are expected to include patients with certain lymphomas, breast (selected for metastatic, hormone receptor positive, HER-2 negative, post-CDK4/6 inhibitor; HER-2 refractory; or triple negative), colorectal (including KRAS mutant), endometrial, hepatobiliary, ovarian cancers. The protocol allows for expansion of a cohort based on exceeding certain futility criteria. The primary objective of Phase 2 is to achieve proof of concept and determine preliminary efficacy by overall response rate. Safety, pharmacokinetics and efficacy will be investigated for all subjects. Exploratory objectives are to investigate clinical pharmacodynamics and pharmacogenomics of fadraciclib.

Encouraging preliminary data from the 065-101 study were presented during a poster presentation at the 34th EORTC-NCI-AACR (ENA) Symposium on Molecular Targets and Cancer Therapeutics. At our R&D Day on October 31, 2022 a principal investigator from Seoul National University Hospital showed preclinical data demonstrating sensitivity to fadraciclib in biliary tract and pancreatic cancer cells obtained from patient specimens.

IA total of 47 patients have been dosed to date in the 065-101 study through eight dose levels, of which 33 are evaluable for efficacy. Dose limiting toxicities of nausea and hyperglycemia were observed, which were controlled after dose interruption, with blood glucose levels returning to normal range. Dose level 5 (100mg twice daily for 5 days per week, 4 out of 4 weeks) has been determined as the RP2D.

To date, single agent activity, including complete response, partial response and stable disease, has been observed in certain patients with advanced endometrial, squamous non-small cell lung cancer and T-cell lymphoma. Several pretreated patients who benefitted from fadraciclib monotherapy, were retrospectively found to harbor CDKN2A/CDKN2B alterations, including loss of function or deep deletion. These included patients with T-cell lymphoma and also gynecological, hepatobiliary, lung, pancreatic and testicular cancers.

We plan to enroll patients in the Phase 2 proof-of-concept stage beginning with the basket cohort which will enroll patients with mechanistically relevant biomarkers, including CDKN2A and/or CDKN2B mutation or deletion. Additional cohorts will be enrolled as resources allow.

Fadraciclib tablets can be given orally with repeat dosing which has led to transient suppression of anti-apoptosis proteins with generally good tolerability and no Grade 3 or higher hematological toxicity in the first cycle. We believe that fadraciclib’s inhibition of CDK2 and CDK9 may be superior to inhibiting either CDK2 or CDK9 alone.

Plogosertib Phase 1/2 Study in Advanced Solid Tumors and Lymphoma (140-101, Orally Dosed)

This ongoing open-label Phase 1/2 registration-directed study uses a streamlined design and initially seeks to determine the RP2D for single-agent oral plogosertib in a dose escalation stage. Once RP2D has been established, the study will enter into proof-of-concept, cohort stage, using a Simon 2-stage design. In this stage plogosertib will be administered to patients in up to seven mechanistically relevant cohorts including patients with bladder, breast, colorectal (including KRAS mutant), hepatocellular and biliary tract, and lung cancers (both small cell and non-small cell), as well as lymphomas. An additional basket cohort will enroll patients with biomarkers relevant to the drug’s mechanism, including MYC amplified tumors. The protocol allows for expansion of individual cohorts based on response which may allow acceleration of the clinical development and registration plan for plogosertib.

Fifteen patients have been treated at the first five dose escalation levels with no dose limiting toxicities observed. Stable disease has been observed in pretreated patients with gastrointestinal, lung, and ovarian cancers. A new, alternative salt, oral formulation of plogosertib with improved bioavailability is under development. We plan to recruit further patients to the 140-101 study after the new formulation becomes available.

Corporate Information

We were incorporated in Delaware in August 1997. Our corporate headquarters are located at 200 Connell Drive, Suite 1500, Berkeley Heights, New Jersey 07922, and our telephone number is 908-517-7330. Our employees are located in the United States and the United Kingdom.

We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. As a result, the information that we provide may be different than you might receive from other public reporting companies in which you hold equity interests.

Our corporate website address is www.cyclacel.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The Securities and Exchange Commission maintains an internet site that contains our public filings with the Securities and Exchange Commission and other information regarding our company, at www.sec.gov. These reports and other information concerning our company may also be accessed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The contents of these websites are not incorporated into this prospectus. Further, our references to the URLs for these websites are intended to be inactive textual reference only.

Information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our design logo, “Cyclacel,” and our other registered and common law trade names, trademarks, and service marks are the property of Cyclacel Pharmaceuticals, Inc.

The trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, trade names, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies or products.

Reverse Stock Split

Effective at 5:00 p.m. Eastern Time on Friday, December 15, 2023, we effected a reverse stock split of our outstanding common stock (“Reverse Split”). As a result of the Reverse Split, each of our stockholders received one new share of common stock for every 15 shares such stockholder held immediately prior to the effective time of the Reverse Split. The Reverse Split affected all of our issued and outstanding shares of common stock equally. The Reverse Split also affected our outstanding stock options, warrants and other exercisable or convertible securities and resulted in the shares underlying such instruments being reduced and the exercise price being increased proportionately. No fractional shares were issued as a result of the Reverse Split. Any fractional shares that would have otherwise resulted from the Reverse Split was paid in cash, at an amount equal to the resulting fractional interest in one share of the common stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our common stock on December 15, 2023. Except where indicated therein, the documents incorporated by reference herein do not reflect the Reverse Split.

THE OFFERING

Issuer	Cyclacel Pharmaceuticals, Inc.

Common stock offered by the selling stockholders	15,204,972 shares of common stock.

Terms of the offering	The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered hereby on Nasdaq or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. See “Plan of Distribution.”

Common stock to be outstanding after this offering, assuming cash exercise of the Warrants	16,523,231

Use of proceeds	We will not receive any of the proceeds from any such shares of common stock offered by this prospectus. We will, however, receive the net proceeds of any Warrants or Placement Agent Warrants exercised for cash. We expect to use the proceeds received from the exercise of the Warrants or Placement Agent Warrants, if any, for general corporate purposes and working capital. See “Use of Proceeds” on page 9 of this prospectus for additional information.

Nasdaq Capital Market symbol	Our shares of common stock are traded on The Nasdaq Capital Market under the symbol “CYCC”.

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” on page 5 of this prospectus or incorporated herein by reference to read about factors that you should consider carefully before buying our securities.

The number of shares of our common stock to be outstanding immediately after this offering as shown above is based on 1,463,259 shares of common stock outstanding as of May 3, 2024 and excludes:

•	135,950 shares of common stock issuable upon the exercise of options outstanding as of May 3, 2024 at a weighted average exercise price of $46.78 per share;

•	44,918 shares of common stock issuable upon vesting of restricted stock units outstanding as of May 3, 2024 at a weighted average exercise price of $12.50 per share;

•	13,842 shares of common stock reserved for future issuance under our equity incentive plan as of May 3, 2024;

•	13,333 shares of common stock reserved for future issuance under our inducement equity incentive plan as of May 3, 2024;

•	10,871,577 shares of common stock issuable upon the exercise of warrants outstanding as of May 3, 2024 at a weighted-average exercise price of $4.06 per share;

•	4,823,945 shares of common stock issuable upon the exercise of pre-funded warrants outstanding as of May 3, 2024 at a exercise price of $0.001 per share;

•	440 shares of common stock issuable upon the conversion of 264 shares of our Series A Convertible Preferred Stock, par value $0.001 per share, outstanding as of May 3, 2024;

•	6 shares of common stock issuable upon the conversion of 335,273 shares of our 6% Convertible Exchangeable Preferred Stock, par value $0.001 per share, outstanding as of May 3, 2024;

Except as otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described below, as well as the risks discussed under the heading “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2023 as well as subsequent filings with the SEC, and as incorporated by reference herein, and as the same may be amended, supplemented or superseded by the risks and uncertainties described under similar headings in the other documents that are filed after the date hereof and incorporated by reference herein. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section herein titled “Special Note Regarding Forward-Looking Statements” on page 7.

We may not be able to continue our current listing of our common stock on the Nasdaq Capital Market. A delisting of our common stock from Nasdaq could limit the liquidity of our stock, increase its volatility and hinder our ability to raise capital.

We may not be able to satisfy the requirements for the continued listing of our common stock on Nasdaq.

On March 27, 2024, we received a written notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that we are not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on The Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing (the “Stockholders’ Equity Requirement”). Our stockholders’ equity was $607,000 as of December 31, 2023 and, as a result, we do not currently satisfy Listing Rule 5550(b)(1).

We must submit a plan to Nasdaq’s Listing Qualifications Staff (“Staff”) no later than May 10, 2024 advising of actions we have taken or will take to regain compliance with Nasdaq Listing Rule 5550(b)(1). If the Staff determines to accept the plan, the Staff can grant us an extension of up to 180 calendar days from the date of the Notice to regain compliance. If the Staff does not approve the plan, we may appeal that decision to a Nasdaq hearings panel.

Our management is reviewing options to address the noncompliance and expects to submit a plan on or before the May 10, 2024 deadline.

The Notice has no immediate effect on our Nasdaq listing, and our common stock will continue to be listed under the symbol “CYCC.” However, if we fail to timely regain compliance with the Nasdaq Listing Rule 5550(b)(1), then our common stock will be subject to delisting from Nasdaq.

If our common stock is delisted by Nasdaq, our common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

A sale of a substantial number of shares of common stock by our stockholders may cause the price of our common stock to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our common stock in the public market, the price of our common stock may decline. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders covered by this prospectus.

We are registering the shares of common stock that were, or may be, issued by us to the selling stockholders to permit the resale of these shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain forward-looking statements that involve risks and uncertainties. These statements are based on our management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us. Discussions containing these forward-looking statements may be found, among other places, in the sections titled “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC.

Any statements in this prospectus or incorporated by reference herein about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, these forward-looking statements include statements regarding:

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	the rate and degree of market acceptance of our products;

•	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

•	the impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

•	our ability to compete effectively in a competitive industry;

•	the success of competing technologies that are or may become available;

•	the performance of any third-party contract sales organizations, suppliers and manufacturers;

•	our ability to attract and retain key scientific or management personnel;

•	the accuracy of our estimates regarding expenses, future revenues, reimbursement rates, capital requirements and needs for additional financing;

•	our ability to comply with the covenants and satisfy certain conditions of any debt facility;

•	our ability to obtain funding for our operations;

•	our ability to remain listed on the Nasdaq Capital Market; and

•	our ability to attract collaborators and strategic partnerships.

In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expects,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative or plural of those terms, and similar expressions intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should refer to the risks and uncertainties described in the “Risk Factors” section contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Given these risks, uncertainties and other factors, many of which are beyond our control, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate, and you should not place undue reliance on these forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to revise any forward-looking statements to reflect events or developments occurring after the date of this prospectus, even if new information becomes available in the future.

USE OF PROCEEDS

The net proceeds from any disposition of the shares of common stock covered hereby will be received by the selling stockholders. We will not receive any of the proceeds from any such shares of common stock offered by this prospectus. We will, however, receive the net proceeds of any Warrants or Placement Agent Warrants exercised for cash. We expect to use the proceeds received from the exercise of the Warrants or Placement Agent Warrants, if any, for general corporate purposes and working capital.

MARKET FOR OUR COMMON STOCK

Market Information

Our common stock currently trades under the symbol “CYCC” on Nasdaq.

Stockholders

As of May 3, 2024, there were approximately 12 stockholders of record.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not expect to pay any cash dividends on our common stock for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, based on our financial condition, results of operations, contractual restrictions, capital requirements, business properties, restrictions imposed by applicable law and other factors our board of directors may deem relevant.

PRIVATE PLACEMENT OF SHARES OF COMMON STOCK AND WARRANTS

On April 30, 2024, we entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional accredited investor pursuant to which, we sold to such investor (i) 145,000 shares of common stock, par value $0.001 per share, (ii) pre-funded warrants to purchase up to 4,823,945 shares of Common Stock (the “Pre-Funded Warrants”) (iii) series A warrants to purchase up to 4,968,945 shares of Common Stock (the “Series A Warrants”), and (iv) series B warrants to purchase up to 4,968,945 shares of Common Stock (the “Series B Warrants” and together with the Series A Warrants, the “Common Warrants”). The purchase price of each share of Common Stock and associated Common Warrants was $1.61 and the purchase price of each Pre-Funded Warrant and associated Common Warrants was $1.6099 in a private placement for aggregate gross proceeds of approximately $8.0 million, exclusive of placement agent commission and fees and other offering expenses (the “Offering”). For more information regarding the Warrants and Pre-Funded Warrants, see “Description of Capital Stock – Warrants – Pre-Funded Warrants and Common Stock Warrants”.

In connection with the Offering, we entered into a registration rights agreement dated April 30, 2024 (the “Registration Rights Agreement”) with the investor pursuant to which we agreed to prepare and file a registration statement covering the Securities on or prior to the date that is 15 calendar days following the date of the Registration Rights Agreement. We agreed to use our best efforts to cause the registration statement covering the Registrable Securities to be declared effective as promptly as practicable after the filing thereof, but in any event no later the 45th calendar day following the date of the Registration Rights Agreement (or in the event of a full review by the SEC, the 75th calendar day following the date of the Registration Rights Agreement).

In addition, pursuant to the terms of the Engagement Letter dated as of dated as of April 29, 2024, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we issued to the Placement Agent’s designees Placement Agent Warrants to purchase up to an aggregate of 298,137 shares of Common Stock. For more information regarding the Placement Agent Warrants, see “Description of Capital Stock – Warrants – Placement Agent Warrants”.

SELLING STOCKHOLDERS

The common stock being offered by the selling stockholders are those previously issued to the selling stockholders, and those issuable to the selling stockholders, upon exercise of the Warrants and Placement Agent Warrants. For additional information regarding the issuances of those shares of common stock, the Warrants and Placement Agent Warrants, see “Private Placement of Shares of Common Stock and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the Warrants and Placement Agent Warrants, as applicable, or as otherwise set forth herein the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of our securities, as of May 3, 2024, assuming exercise of the Warrants and Placement Agent Warrants held by the selling stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the selling stockholders, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the selling stockholders in the “Private Placement of Shares of Common Stock and Warrants” described above and (ii) the maximum number of shares of common stock issuable upon exercise of the related Warrants and Placement Agent Warrants, determined as if the outstanding Warrants and Placement Agent Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the Warrants or and Placement Agent Warrants. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Warrants and Placement Agent Warrants, a selling stockholder may not exercise such warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Warrants and Placement Agent Warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of shares of Common Stock Owned Prior to Offering		Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus		Number of shares of Common Stock Owned After Offering
Armistice Capital, LLC (1)	4,968,945	(2)	14,906,835	(3)	-
Michael Vasinkevich (4)	-		191,180	(5)	-
Noam Rubinstein (4)	-		93,913	(6)	-
Craig Schwabe (4)	-		10,062	(7)	-
Charles Worthman (4)	-		2,982	(8)	-
TOTAL			15,204,972

(1)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”) and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(2)	Represents (i) 145,000 shares of common stock and (ii) pre-funded warrants to purchase up to 4,823,945 shares of common stock.

(3)	Represents (i) 145,000 shares of common stock, (ii) pre-funded warrants to purchase up to 4,823,945 shares of common stock (iii) Series A Warrants to purchase up to 4,968,945 shares of common stock, and (iv) Series B Warrants to purchase up to 4,968,945 shares of common stock. The pre-funded warrants contain an ownership limitation such that the holder may not exercise any of such pre-funded warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 9.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates. The warrants contain an ownership limitation such that the holder may not exercise any of such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(4)	Each of the selling stockholders is affiliated with H.C. Wainwright & Co., LLC, a registered broker dealer with a registered address of c/o H.C. Wainwright & Co., 430 Park Ave, 3rd Floor, New York, NY 10022, and has sole voting and dispositive power over the securities held. The number of shares to be sold in this offering consists of shares of common stock issuable upon exercise of Placement Agent Warrants, which were received as compensation for our private placement. The selling stockholder acquired the Placement Agent Warrants in the ordinary course of business and, at the time the Placement Agent Warrants were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(5)	Represents warrants to purchase up to 191,180 shares of common stock. The warrants contain an ownership limitation such that the holder may not exercise any of such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(6)	Represents warrants to purchase up to 93,913 shares of common stock. The warrants contain an ownership limitation such that the holder may not exercise any of such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(7)	Represents warrants to purchase up to 10,062 shares of common stock. The warrants contain an ownership limitation such that the holder may not exercise any of such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

(8)	Represents warrants to purchase up to 2,982 shares of common stock. The warrants contain an ownership limitation such that the holder may not exercise any of such warrants to the extent that such exercise would result in the holder’s beneficial ownership being in excess of 4.99% of the Company’s issued and outstanding common stock together with all shares owned by the holder and its affiliates.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of May 3, 2024, 1,463,259 shares of common stock were issued and outstanding. The following descriptions of our common stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the SEC.

Transfer Agent

Our transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

Listing

Our common stock is listed for quotation on The Nasdaq Capital Market under the symbol “CYCC.”

Dividends, Voting Rights and Liquidation

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Delaware Law and Certain Charter and By-law Provisions

The provisions of (1) Delaware law, (2) our amended and restated certificate of incorporation, and (3) our amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision. We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies.

For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Classified Board of Directors; Removal of Directors for Cause. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our stockholders. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such a position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated bylaws provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year’s annual meeting. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled “Anti-Takeover Provisions” or to reduce the number of authorized shares of common stock or preferred stock. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our amended and restated bylaws by the stockholders. Our amended and restated bylaws may be amended or repealed by a simple majority vote of the board of directors.

Preferred Stock

We have the authority to issue up to 5,000,000 shares of preferred stock. As of May 3, 2024, 335,273 shares of our preferred stock were outstanding as 6% Convertible Exchangeable Preferred Stock (see “6% Convertible Exchangeable Preferred Stock” below), 264 shares of our preferred stock were outstanding as Series A Convertible Preferred Stock (see “Series A Convertible Preferred Stock” below), and no shares of our preferred stock were outstanding as Series B Convertible Preferred Stock (see “Series B Convertible Preferred Stock” below). The description of preferred stock provisions set forth below is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock.

The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board of directors. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series of preferred stock:

•	the number of shares constituting the series and the distinctive designation of the series;

•	dividend rates, whether dividends are cumulative, and, if so, from what date; and the relative rights of priority of payment of dividends;

•	voting rights and the terms of the voting rights;

•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;

•	redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;

•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

Dividends on outstanding shares of preferred stock will be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on the common stock with respect to the same dividend period.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.

Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and non-assessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

We have previously issued shares of preferred stock in three series, designated as 6% Convertible Exchangeable Preferred Stock, of which 335,273 are currently outstanding, as Series A Convertible Preferred Stock, of which 264 are currently outstanding, and as Series B Convertible Preferred Stock, of which no shares are currently outstanding. Our 6% Convertible Exchangeable Preferred Stock is quoted on The Nasdaq Capital Market under the symbol “CYCCP.”

6% Convertible Exchangeable Preferred Stock

General

Our board of directors designated 2,046,813 shares of the preferred stock that were issued as convertible preferred stock on November 3, 2004. The shares of convertible preferred stock are duly and validly issued, fully paid and non-assessable. These shares will not have any preemptive rights if we issue other series of preferred stock. The convertible preferred stock is not subject to any sinking fund. We have no obligation to retire the convertible preferred stock. The convertible preferred stock has a perpetual maturity and may remain outstanding indefinitely, subject to the holder’s right to convert the convertible preferred stock and our right to cause the conversion of the convertible preferred stock and exchange or redeem the convertible preferred stock at our option. Any convertible preferred stock converted, exchanged or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of convertible preferred stock. We will be able to reissue these cancelled shares of convertible preferred stock.

Dividends

When and if declared by our board of directors out of the legally available funds, holders of the convertible preferred stock are entitled to receive cash dividends at an annual rate of 6% of the liquidation preference of the convertible preferred stock. Dividends are payable quarterly on the first day of February, May, August and November. If any dividends are not declared, they will accrue and be paid at such later date, if any, as determined by our board of directors. Dividends on the convertible preferred stock will be cumulative from the issue date. Dividends will be payable to holders of record as they appear on our stock books not more than 60 days nor less than 10 days preceding the payment dates, as fixed by our board of directors. If the convertible preferred stock is called for redemption on a redemption date between the dividend record date and the dividend payment date and the holder does not convert the convertible preferred stock (as described below), the holder shall receive the dividend payment together with all other accrued and unpaid dividends on the redemption date instead of receiving the dividend on the dividend date. Dividends payable on the convertible preferred stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

If we do not pay or set aside cumulative dividends in full on the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends, all dividends declared upon shares of the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends will be declared on a pro rata basis until all accrued dividends are paid in full. For these purposes, “pro rata” means that the amount of dividends declared per share on the convertible preferred stock and any other preferred stock ranking on the same basis as to dividends bear to each other will be the same ratio that accrued and unpaid dividends per share on the shares of the convertible preferred stock and such other preferred stock bear to each other. We will not be able to redeem, purchase or otherwise acquire any of our stock ranking on the same basis as the convertible preferred stock as to dividends or liquidation preferences unless we have paid or set aside full cumulative dividends, if any, accrued on all outstanding shares of convertible preferred stock.

Unless we have paid or set aside cumulative dividends in full on the convertible preferred stock and any other of the convertible preferred stock ranking on the same basis as to dividends:

•	we may not declare or pay or set aside dividends on common stock or any other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, excluding dividends or distributions of shares, options, warrants or rights to purchase common stock or other stock ranking junior to the convertible preferred stock as to dividends; or

•	we will not be able to redeem, purchase or otherwise acquire any of our other stock ranking junior to the convertible preferred stock as to dividends or liquidation preferences, except in very limited circumstances.

Under Delaware law, we may only make dividends or distributions to our stockholders from:

•	our surplus; or

•	the net profits for the current fiscal year before which the dividend or distribution is declared under certain circumstances.

For the year ended December 31, 2023, we declared dividends of $0.15 per share quarterly. These dividends were paid on May 1, August 1 and November 1, 2023, and February 1, 2024, respectively. We did not declare or pay the quarterly dividend scheduled for May 1, 2024.

Conversion

Conversion Rights

Holders of our convertible preferred stock may convert the convertible preferred stock at any time into a number of shares of common stock determined by dividing the $10.00 liquidation preference by the conversion price of $592,200. This conversion price is equivalent to a conversion rate of approximately 0.0000167 shares of common stock for each share of convertible preferred stock. We will not make any adjustment to the conversion price for accrued or unpaid dividends upon conversion. We will not issue fractional shares of common stock upon conversion. However, we will instead pay cash for each fractional share based upon the market price of the common stock on the last business day prior to the conversion date. If we call the convertible preferred stock for redemption, the holder’s right to convert the convertible preferred stock will expire at the close of business on the business day immediately preceding the date fixed for redemption, unless we fail to pay the redemption price.

Automatic Conversion

Unless we redeem or exchange the convertible preferred stock, we may elect to convert some or all of the convertible preferred stock into shares of our common stock if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 out of 30 consecutive trading days ending within five trading days prior to the notice of automatic conversion. If we elect to convert less than all of the shares of convertible preferred stock, we shall select the shares to be converted by lot or pro rata or in some other equitable manner in our discretion. On or after November 3, 2007, we may not elect to automatically convert the convertible preferred stock if full cumulative dividends on the convertible preferred stock for all past dividend periods have not been paid or set aside for payment.

Conversion Price Adjustment - General

The conversion price of $592,200 will be adjusted if:

(1)	we dividend or distribute common stock in shares of our common stock;

(2)	we subdivide or combine our common stock;

(3)	we issue to all holders of common stock certain rights or warrants to purchase our common stock at less than the current market price;

(4)	we dividend or distribute to all holders of our common stock shares of our capital stock or evidences of indebtedness or assets, excluding:

•	those rights, warrants, dividends or distributions referred to in (1) or (3), or

•	dividends and distributions paid in cash;

(5)	we made a dividend or distribution consisting of cash to all holders of common stock;

(6)	we purchase common stock pursuant to a tender offer made by us or any of our subsidiaries; and

(7)	a person other than us or any of our subsidiaries makes any payment on a tender offer or exchange offer and, as of the closing of the offer, the board of directors is not recommending rejection of the offer. We will only make this adjustment if the tender or exchange offer increases a person’s ownership to more than 25% of our outstanding common stock, and only if the payment per share of common stock exceeds the current market price of our common stock. We will not make this adjustment if the offering documents disclose our plan to engage in any consolidation, merger, or transfer of all or substantially all of our properties and if specified conditions are met.

If we implement a stockholder rights plan, this new rights plan must provide that, upon conversion of the existing convertible preferred stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights under such rights plan regardless of whether the rights have separated from the common stock before the time of conversion. The distribution of rights or warrants pursuant to a stockholder rights plan will not result in an adjustment to the conversion price of the convertible preferred stock until a specified triggering event occurs.

The occurrence and magnitude of certain of the adjustments described above is dependent upon the current market price of our common stock. For these purposes, “current market price” generally means the lesser of:

•	the closing sale price on certain specified dates, or

•	the average of the closing prices of the common stock for the ten trading day period immediately prior to certain specified dates.

We may make a temporary reduction in the conversion price of the convertible preferred stock if our board of directors determines that this decrease would be in our best interest. We may, at our option, reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

Conversion Price Adjustment - Merger, Consolidation or Sale of Assets

If we are involved in a transaction in which shares of our common stock are converted into the right to receive other securities, cash or other property, or a sale or transfer of all or substantially all of our assets under which the holders of our common stock shall be entitled to receive other securities, cash or other property, then appropriate provision shall be made so that the shares of convertible preferred stock will convert into:

(1)	if the transaction is a common stock fundamental change, as defined below, common stock of the kind received by holders of common stock as a result of common stock fundamental change in accordance with paragraph (1) below under the subsection entitled “- Fundamental Change Conversion Price Adjustments,” and

(2)	if the transaction is not a common stock fundamental change, and subject to funds being legally available at conversion, the kind and amount of the securities, cash or other property that would have been receivable upon the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of common stock issuable upon conversion of the convertible preferred stock immediately prior to the recapitalization, reclassification, consolidation, merger, sale, transfer or share exchange, after giving effect to any adjustment in the conversion price in accordance with paragraph (2) below under the subsection entitled “- Fundamental Change Conversion Price Adjustments.”

The company formed by the consolidation, merger, asset acquisition or share acquisition shall provide for this right in its organizational document. This organizational document shall also provide for adjustments so that the organizational document shall be as nearly practicably equivalent to adjustments in this section for events occurring after the effective date of the organizational document.

The following types of transactions, among others, would be covered by this adjustment:

(1)	we recapitalize or reclassify our common stock, except for:

•	a change in par value,

•	a change from par value to no par value,

•	a change from no par value to par value, or

•	a subdivision or combination of our common stock.

(2)	we consolidate or merge into any other person, or any merger of another person into us, except for a merger that does not result in a reclassification, conversion, exchange or cancellation of common stock,

(3)	we sell, transfer or lease all or substantially all of our assets and holders of our common stock become entitled to receive other securities, cash or other property, or

(4)	we undertake any compulsory share exchange.

Fundamental Change Conversion Price Adjustments

If a fundamental change occurs, the conversion price will be adjusted as follows:

(1)	in the case of a common stock fundamental change, the conversion price shall be the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraphs, multiplied by a fraction, the numerator of which is the purchaser stock price, as defined below, and the denominator of which is the applicable price, as defined below. However, in the event of a common stock fundamental change in which:

•	100% of the value of the consideration received by a holder of our common stock is common stock of the successor, acquirer or other third party, and cash, if any, paid with respect to any fractional interests in such common stock resulting from such common stock fundamental change, and

•	All of our common stock shall have been exchanged for, converted into or acquired for, common stock of the successor, acquirer or other third party, and any cash with respect to fractional interests,

•	the conversion price shall be the conversion price in effect immediately prior to such common stock fundamental change multiplied by a fraction, the numerator of which is one (1) and the denominator of which is the number of shares of common stock of the successor, acquirer or other third party received by a holder of one share of our common stock as a result of the common stock fundamental change; and

(2)	in the case of a non-stock fundamental change, the conversion price shall be the lower of:

•	the conversion price after giving effect to any other prior adjustments effected pursuant to the preceding paragraph and

•	the product of

A.	the applicable price, and

B.	a fraction, the numerator of which is $10 and the denominator of which is (x) the amount of the redemption price for one share of convertible preferred stock if the redemption date were the date of the non-stock fundamental change (or if the date of such non-stock fundamental change falls within the period beginning on the first issue date of the convertible preferred stock through October 31, 2005, the twelve-month period commencing November 1, 2005 and the twelve-month period commencing November 1, 2006, the product of 106.0%, 105.4% or 104.8%, respectively, and $10) plus (y) any then-accrued and unpaid distributions on one share of convertible preferred stock.

Holders of convertible preferred stock may receive significantly different consideration upon conversion depending upon whether a fundamental change is a non-stock fundamental change or a common stock fundamental change. In the event of a non-stock fundamental change, the shares of convertible preferred stock will convert into stock and other securities or property or assets, including cash, determined by the number of shares of common stock receivable upon conversion at the conversion price as adjusted in accordance with (2) above. In the event of a common stock fundamental change, under certain circumstances, the holder of convertible preferred stock will receive different consideration depending on whether the holder converts his or her shares of convertible preferred stock on or after the common stock fundamental change.

Definitions for the Fundamental Change Adjustment Provision

“applicable price” means:

•	in a non-stock fundamental change in which the holders of common stock receive only cash, the amount of cash received by a holder of one share of common stock, and

•	in the event of any other fundamental change, the average of the daily closing price for one share of common stock during the 10 trading days immediately prior to the record date for the determination of the holders of common stock entitled to receive cash, securities, property or other assets in connection with the fundamental change or, if there is no such record date, prior to the date upon which the holders of common stock shall have the right to receive such cash, securities, property or other assets.

“common stock fundamental change” means any fundamental change in which more than 50% of the value, as determined in good faith by our board of directors, of the consideration received by holders of our common stock consists of common stock that, for the 10 trading days immediately prior to such fundamental change, has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on The Nasdaq National Market, except that a fundamental change shall not be a common stock fundamental change unless either:

•	we continue to exist after the occurrence of the fundamental change and the outstanding convertible preferred stock continues to exist as outstanding convertible preferred stock, or

•	not later than the occurrence of the fundamental change, the outstanding convertible preferred stock is converted into or exchanged for shares of preferred stock, which preferred stock has rights, preferences and limitations substantially similar, but no less favorable, to those of the convertible preferred stock.

“fundamental change” means the occurrence of any transaction or event or series of transactions or events pursuant to which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or shall constitute solely the right to receive cash, securities, property or other assets, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise. However, for purposes of adjustment of the conversion price, in the case of any series of transactions or events, the fundamental change shall be deemed to have occurred when substantially all of the common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets, but the adjustment shall be based upon the consideration that the holders of our common stock received in the transaction or event as a result of which more than 50% of our common stock shall have been exchanged for, converted into or acquired for, or shall constitute solely the right to receive, such cash, securities, property or other assets.

“non-stock fundamental change” means any fundamental change other than a common stock fundamental change.

“purchaser stock price” means the average of the daily closing price for one share of the common stock received by holders of the common stock in the common stock fundamental change during the 10 trading days immediately prior to the date fixed for the determination of the holders of the common stock entitled to receive such common stock or, if there is no such date, prior to the date upon which the holders of the common stock shall have the right to receive such common stock.

Liquidation Rights

In the event of our voluntary or involuntary dissolution, liquidation, or winding up, the holders of the convertible preferred stock shall receive a liquidation preference of $10 per share and all accrued and unpaid dividends through the distribution date. Holders of any class or series of preferred stock ranking on the same basis as the convertible preferred stock as to liquidation shall also be entitled to receive the full respective liquidation preferences and any accrued and unpaid dividends through the distribution date. Only after the preferred stock holders have received their liquidation preference and any accrued and unpaid dividends will we distribute assets to common stock holders or any of our other stock ranking junior to the shares of convertible preferred stock upon liquidation. If upon such dissolution, liquidation or winding up, we do not have enough assets to pay in full the amounts due on the convertible preferred stock and any other preferred stock ranking on the same basis with the convertible preferred stock as to liquidation, the holders of the convertible preferred stock and such other preferred stock will share ratably in any such distributions of our assets:

•	first in proportion to the liquidation preferences until the preferences are paid in full, and

•	then in proportion to the amounts of accrued but unpaid dividends.

After we pay any liquidation preference and accrued dividends, holders of the convertible preferred stock will not be entitled to participate any further in the distribution of our assets. The following events will not be deemed to be a dissolution, liquidation or winding up of Cyclacel:

•	the sale of all or substantially all of the assets;

•	our merger or consolidation into or with any other corporation; or

•	our liquidation, dissolution, winding up or reorganization immediately followed by a reincorporation as another corporation.

Optional Redemption

The Company may, at its option, redeem the Preferred Stock in whole or in part, out of funds legally available at the redemption price of $10.00 per share.

Exchange Provisions

We may exchange the convertible preferred stock in whole, but not in part, for debentures on any dividend payment date on or after November 1, 2005 at the rate of $10 principal amount of debentures for each outstanding share of convertible preferred stock. Debentures will be issuable in denominations of $1,000 and integral multiples of $1,000. If the exchange results in an amount of debentures that is not an integral multiple of $1,000, we will pay in cash an amount in excess of the closest integral multiple of $1,000. We will mail written notice of our intention to exchange the convertible preferred stock to each record holder not less than 30 nor more than 60 days prior to the exchange date.

We refer to the date fixed for exchange of the convertible preferred stock for debentures as the “exchange date.” On the exchange date, the holder’s rights as a stockholder of Cyclacel shall cease, the shares of convertible preferred stock will no longer be outstanding and will only represent the right to receive the debentures and any accrued and unpaid dividends, without interest. We may not exercise our option to exchange the convertible preferred stock for the debentures if:

•	full cumulative dividends on the convertible preferred stock to the exchange date have not been paid or set aside for payment, or

•	an event of default under the indenture would occur on conversion, or has occurred and is continuing.

Voting Rights

Holders of our convertible preferred stock have no voting rights except as described below or as required by law. Shares of our convertible preferred stock held by us or any entity controlled by us will not have any voting rights.

The Certificate of Designations governing the Preferred Stock provides that if the Company fails to pay dividends on its Preferred Stock for six quarterly periods, holders of Preferred Stock are entitled to nominate and elect two directors to the Company’s Board of Directors.

Without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock, we may not:

•	adversely change the rights, preferences and limitations of the convertible preferred stock by modifying our certificate of incorporation or bylaws, or

•	authorize, issue, reclassify any of our authorized stock into, increase the authorized amount of, or authorize or issue any convertible obligation or security or right to purchase, any class of stock that ranks senior to the convertible preferred stock as to dividends or distributions of assets upon liquidation, dissolution or winding up of the stock.

No class vote on the part of convertible preferred stock shall be required (except as otherwise required by law or resolution of our board of directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of capital stock ranking junior to or on parity with the convertible preferred stock both as to the payment of dividends and as to distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary, including our common stock and the convertible preferred stock.

In addition, without the vote or consent of the holders of at least a majority of the shares of convertible preferred stock we may not:

•	enter into a share exchange that affects the convertible preferred stock, or

•	consolidate with or merge into another entity, or

•	permit another entity to consolidate with or merge into us,

unless the convertible preferred stock remains outstanding and its rights, privileges and preferences are unaffected or it is converted into or exchanged for convertible preferred stock of the surviving entity having rights, preferences and limitations substantially similar, but no less favorable, to the convertible preferred stock.

In determining a majority under these voting provisions, holders of convertible preferred stock will vote together with holders of any other preferred stock that rank on parity as to dividends and that have like voting rights.

Series A Preferred Stock

8,872 shares of the Company’s Series A Preferred Stock were issued in a underwritten public offering on July 21, 2017 (the “July 2017 Underwritten Public Offering”). Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof, into a number of shares of common stock determined by dividing $1,000 by the initial conversion price of $600.00 per share, subject to a 4.99% blocker provision, or, upon election by a holder prior to the issuance of shares of Series A Preferred Stock, 9.99%, and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations.

During the year ended December 31, 2017, 8,608 shares of the Series A Preferred Stock were converted into 14,333 shares of common stock. As of May 3, 2024, 264 shares of the Series A Preferred Stock remain issued and outstanding. The 264 shares of Series A Preferred Stock issued and outstanding at May 3, 2024, are convertible into 440 shares of common stock.

In the event of a liquidation, the holders of Series A Preferred Shares are entitled to participate on an as-converted-to-common stock basis with holders of the common stock in any distribution of assets of the Company to the holders of the common stock. The Series A Certificate of Designation provides, among other things, that we shall not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each Series A Preferred Share on an as-converted basis. Other than as set forth in the previous sentence, the Series A Certificate of Designation provides that no other dividends shall be paid on Series A Preferred Shares and that we shall pay no dividends (other than dividends in the form of common stock) on shares of common stock unless we simultaneously comply with the previous sentence. The Series A Certificate of Designation does not provide for any restriction on the repurchase of Series A Preferred Shares by us while there is any arrearage in the payment of dividends on the Series A Preferred Shares. There are no sinking fund provisions applicable to the Series A Preferred Shares.

With certain exceptions, as described in the Series A Certificate of Designation, the Series A Preferred Stock has no voting rights. However, as long as any shares of Series A Preferred Stock remain outstanding, the Series A Certificate of Designation provides that we shall not, without the affirmative vote of holders of a majority of the then-outstanding Series A Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designation, (b) increase the number of authorized shares of Series A Preferred Stock or (c) effect a stock split or reverse stock split of the Series A Preferred Stock or any like event.

Each share of Series A Preferred Stock is convertible at any time at the holder’s option into a number of shares of common stock equal to $1,000 divided by the Series A Conversion Price. The “Series A Conversion Price” was initially $600.00 and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the Series A Certificate of Designation further provides that we shall not effect any conversion of Series A Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of Series A Preferred Shares (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the holder, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise (the “Preferred Stock Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Preferred Stock Beneficial Ownership Limitation, provided that in no event shall the Preferred Stock Beneficial Ownership Limitation exceed 9.99% and any increase in the Preferred Stock Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

Subject to certain conditions, at any time following the issuance of the Series A Preferred Stock, we will have the right to cause each holder of the Series A Preferred Stock to convert all or part of such holder’s Series A Preferred Stock in the event that (i) the volume weighted average price of our common stock for 30 consecutive trading days (the “Measurement Period”) exceeds 300% of the initial conversion price of the Series A Preferred Stock (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and similar transactions), (ii) the daily trading volume on each Trading Day during such Measurement Period exceeds $500,000 per trading day and (iii) the holder is not in possession of any information that constitutes or might constitute, material non-public information which was provided by the Company. Our right to cause each holder of the Series A Preferred Stock to convert all or part of such holder’s Series A Preferred Stock shall be exercised ratably among the holders of the then outstanding preferred stock.

The Series A Preferred Stock has no maturity date, will carry the same dividend rights as the common stock, and with certain exceptions contains no voting rights. In the event of any liquidation or dissolution of the Company, the Series A Preferred Stock ranks senior to the common stock in the distribution of assets, to the extent legally available for distribution.

Series B Preferred Stock

237,745 shares of the Company’s Series B Preferred Stock were issued in connection with a registered direct offering on December 18, 2020 (the “December 2020 Registered Direct Offering”). Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof, into one third (1/3) share of common stock, subject to a 9.99% blocker provision, and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations.

As of May 3, 2024, all shares of the Series B Preferred Stock have been converted into 79,248 shares of common stock and therefore none remain issued and outstanding.

Outstanding Warrants

Warrants Issued in May 2024 Private Placement

Pre-Funded Warrants

Each Pre-Funded Warrant is exercisable until exercised in full at an exercise price of $0.001 per share and may be exercised by means of a cashless exercise. The Company is prohibited from effecting an exercise of the Pre-Funded Warrants to the extent that, as a result of such exercise, the holder together with the holder’s affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the Pre-Funded Warrant Shares upon exercise of the Pre-Funded Warrants, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

Series A Warrants

Each Series A Warrant is exercisable for a period of five and one-half years from the issuance date at an exercise price of $1.36 per share, subject to adjustment. If, at any time after the issuance date of the Common Stock Warrant, a registration statement covering the resale of the Common Stock Warrant Shares is not effective, the holders may exercise the Common Stock Warrants by means of a cashless exercise. The Company is prohibited from effecting an exercise of the Common Stock Warrants to the extent that, as a result of such exercise, the holder together with the holder’s affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the Common Stock Warrant Shares upon exercise of the Common Stock Warrant, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

Series B Warrants

Each Series B Warrant is exercisable for a period of 18 months from the issuance date at an exercise price of $1.36 per share, subject to adjustment. If, at any time after the issuance date of the Common Stock Warrant, a registration statement covering the resale of the Common Stock Warrant Shares is not effective, the holders may exercise the Common Stock Warrants by means of a cashless exercise. The Company is prohibited from effecting an exercise of the Common Stock Warrants to the extent that, as a result of such exercise, the holder together with the holder’s affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the issuance of the Common Stock Warrant Shares upon exercise of the Common Stock Warrant, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

Placement Agent Warrants

The Placement Agent Warrants are exercisable for a period of five and one-half from the issuance date at an exercise price of $2.0125 per share, subject to adjustment. If, at any time after the issuance date of the Placement Agent Warrants, a registration statement covering the resale of the Placement Agent Warrant Shares is not effective, the holders may exercise the Placement Agent Warrants by means of a cashless exercise. The Company is prohibited from effecting an exercise of the Placement Agent Warrants to the extent that, as a result of such exercise, the holder together with the holder’s affiliates, would beneficially own more than 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of the Placement Agent Warrant Share upon exercise of the Placement Agent Warrants, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

December 2023 Warrants

On December 21, 2023, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (“Purchasers”). Pursuant to the Securities Purchase Agreement, we agreed to sell in a registered direct offering (“Registered Direct Offering”) 168,500 shares (“Shares”) of our common stock, and pre-funded warrants (“Pre-Funded Warrants”) to purchase up to 219,700 shares of common stock. The Pre-Funded Warrants have an exercise price of $0.001 per share and are immediately exercisable and can be exercised at any time after their original issuance until such Pre-Funded Warrants are exercised in full. Each Share was sold at an offering price of $3.315 and each Pre-Funded Warrant was sold at an offering price of $3.314 (equal to the purchase price per Share minus the exercise price of the Pre-Funded Warrant).

Pursuant to the Securities Purchase Agreement, in a concurrent private placement (together with the Registered Direct Offering, the “Offerings”), we also issued to the Purchasers unregistered warrants (“Common Warrants”) to purchase up to 388,200 shares of common stock. Each Common Warrant has an exercise price of $3.19 per share, is exercisable immediately following their original issuance and will expire seven years from the original issuance date.

On December 21, 2023, in a separate concurrent insider private placement (the “Insider Private Placement”), we also entered into a Securities Purchase Agreement with certain of our executive officers (the “Insider Securities Purchase Agreement”) pursuant to which we sold in a private placement (i) 6,070 shares of common stock and warrants to purchase 6,070 shares of common stock on the same terms as the Common Warrants issued to the Purchasers in the Offerings to Spiro Rombotis, our Chief Executive Officer, and (ii) 1,886 shares of common stock and warrants to purchase 1,886 shares of common stock on the same terms as the Common Warrants issued to the Purchasers in the Offerings to Paul McBarron, our Executive Vice President-Finance, Chief Financial Officer and Chief Operating Officer. Each such share of common stock and accompanying warrant was sold at a purchase price of $3.315, which was the same purchase price for the Shares sold in the Registered Direct Offering.

The placement agent for the Offerings received warrants that have substantially the same terms as the Warrants issued in the concurrent private placement to the Purchasers in the Offerings to purchase that number of shares of common stock equal to 6.0% of the aggregate number of shares of common stock and Prefunded Warrants sold in the Offerings, or an aggregate of 23,769 shares of common stock, at an exercise price of $4.14375 per share (the “Placement Agent Warrants”). The Placement Agent Warrants are exercisable immediately following the date of issuance and will expire five years from issuance.

December 2020 Warrants

As of May 3, 2024, warrants to purchase 44,657 shares of common stock issued pursuant to a securities purchase agreement in a December 2020 financing transaction remained outstanding. Each warrant shall be exercisable beginning on the 12-month anniversary of the date of issuance for a period of five years after the date of issuance, at an exercise price of $61.95 per warrant share. The exercise price of the warrants will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the warrants. The warrants may be exercised on a “cashless” basis.

April 2020 Warrants

As of May 3, 2024, 146,000 warrants issued pursuant to a securities purchase agreement in connection with an April 2020 equity financing remained outstanding, each with an exercise price of $75.00. The common warrants are immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. The common warrants were issued separately from the common stock and were eligible for transfer immediately after issuance. A common warrant to purchase one share of common stock was issued for every share of common stock purchased in this offering.

The common warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise). A holder (together with its affiliates) may not exercise any portion of the common warrant to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s common warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the common warrants. No fractional shares of common stock will be issued in connection with the exercise of a common warrant. In lieu of fractional shares, we will round down to the next whole share.

July 2017 Warrants

As of May 3, 2024, 24,968 warrants issued in connection with the July 2017 underwritten public offering remained outstanding, each with an exercise price of $600.00. All such warrants were issued in connection with the July 2017 underwritten public offering and are immediately exercisable. The warrants expire in 2024. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the purchaser, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise.

The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The warrant holders must pay the exercise price in cash upon exercise of the warrants, unless such warrant holders are utilizing the cashless exercise provision of the warrants. On the expiration date, unexercised warrants will automatically be exercised via the “cashless” exercise provision.

Prior to the exercise of any warrants to purchase common stock, holders of the warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.

Exercisability. The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.

Exercise of Warrants. All of the warrants may be exercised upon surrender of the warrant on or prior to the expiration date at the offices of the warrant agent, with the exercise form set forth in the warrant completed and executed as indicated, either accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised or, under certain circumstances, by means of a cashless exercise, as provided for in the warrant. Notwithstanding the foregoing, the holder will not be required to physically surrender the warrant unless and until the aggregate warrant shares represented by the warrant are exercised. The warrants are exercisable by delivery of a written notice, with payment made within two trading days of the delivery of the notice of exercise.

Cashless Exercise. If, at any time during the exercisability period of any of the warrants, the holder is not permitted to sell shares of common stock issuable upon exercise of the relevant warrant pursuant to the registration statement or an exemption from registration is not available, and the fair market value of our common stock exceeds the exercise price of the warrants, the holder may elect to effect a cashless exercise of the warrants, in whole or in part, by surrendering the warrants to us, together with delivery to us of a duly executed exercise notice, and canceling a portion of the relevant warrant in payment of the purchase price payable in respect of the number of shares of our common stock purchased upon such exercise.

Buy-in Right. If we fail to issue shares of common stock to the holder of a warrant within three business days of our receipt of a duly executed exercise notice, then the holder or any third party on behalf of the holder may, for such holder’s account, purchase in an open market transaction or otherwise, shares of common stock to deliver in satisfaction of a sale by the holder of shares of common stock issuable upon such exercise that the holder anticipated receiving from us. We shall (i) pay in cash to the holder the amount, if any, by which (x) the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares (as defined in such warrants) that we were required to deliver to the holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (ii) at the option of the holder, either reinstate the portion of the warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the holder the number of shares of common stock that would have been issued had we timely complied with its exercise and delivery obligations thereunder.

Transferability. The warrants and all rights thereunder are transferable upon surrender of the applicable warrant at our principal office or at the principal office of our designated agent, together with a written assignment of the applicable warrant duly executed by the holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer.

Exchange Listing. We do not plan on making an application to list any of the warrants on The NASDAQ Capital Market, any national securities exchange or other nationally recognized trading system. The common stock underlying the warrants is listed on the NASDAQ Capital Market.

Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants, and generally including any merger with or into another entity (whether or not we are the surviving entity but excluding a migratory merger effected solely for the purpose of changing our jurisdiction of incorporation), sale of all or substantially all of our assets, tender offer or exchange offer, our consummation of a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder shall have the right to receive, as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of Cyclacel, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, the holders of the warrants, in the event of a fundamental transaction (i) in which holders of common stock receive all cash or substantially all cash or (ii) with a person whose common stock or equivalent equity security is not quoted or listed on an eligible market, as defined in such warrant, and, in either case, at the request of the holder delivered within 30 days after consummation of the fundamental transaction, we (or our successor entity) must purchase such warrant from the holder by paying to the holder, within seven business days after such request (or, if later, on the effective date of the fundamental transaction), cash in an amount equal to the Black Scholes value, as defined in such warrant, of the remaining unexercised portion of such warrant or Option Warrant on the date of such fundamental transaction. Fundamental transactions shall not include any transaction in which we are not a voluntary party thereto.

Waivers and Amendments. The provisions of each warrant may be amended and we may not take any action prohibited by such warrant, or omit to perform any act required to be performed pursuant to such warrant, only with the written consent of the holder of that warrant.

Rights as a Stockholder. The warrant holders do not have the rights or privileges of holders of common stock, including any voting rights, until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Fractional Shares. No fractional shares will be issued upon exercise of any of the warrants. We will pay to the holder thereof, in lieu of the issuance of any fractional share which is otherwise issuable to the warrant holder, an amount in cash based on the market value of the common stock on the last trading day prior to the exercise date.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. “Trading Market” means any of the following markets or exchanges on which the Company’s common stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing). These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our amended and restated certificate of incorporation limits the liability of our officers and directors to the fullest extent permitted by the DGCL, and our amended and restated certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by such law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, will pass upon the validity of the issuance of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Cyclacel Pharmaceuticals, Inc. as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023 incorporated in this Prospectus by reference from the Cyclacel Pharmaceuticals, Inc. Annual Report on Form 10-K for the year ended December 31, 2023 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon (which report expresses an unqualified opinion and includes explanatory paragraphs relating to substantial doubt about the Company’s ability to continue as a going concern) incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov.

Our Internet address is www.cyclacel.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC. The information found on our website is not part of this prospectus.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2023 as filed with the SEC on March 21, 2024;

•	Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023 as filed with the SEC on April 29, 2024;

Current Reports on Form 8-K filed on January 4, 2024, January 12, 2024, January 30, 2024, March 28, 2024, April 26, 2024, and May 2, 2024; and

•	the description of our common stock contained in Exhibit 4.12 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023; and

•	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in this prospectus, prior to the termination of this offering, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents. Except as stated therein, the documents incorporated by reference herein do not reflect the reverse stock split effected at 5:00 p.m. Eastern Time on Friday, December 15, 2023.

You may request a copy of these filings, at no cost, by contacting: 200 Connell Drive, Suite 1500, Berkeley Heights, NJ 07922, telephone (908) 517-7330.

CYCLACEL PHARMACEUTICALS, INC.

15,204,972 Shares of Common Stock

PROSPECTUS

May 13, 2024